For Immediate Release	All figures C$ unless otherwise noted
November 19, 2010

Manulife Financial Corporation Institutional Investor Day 2010

Toronto – Manulife Financial Corporation (“Manulife” or the “Company”) is hosting its annual Institutional Investor Day in Toronto today, where the Company’s senior management will present Manulife’s strategic direction and objectives to increase net income to $4 billion in 2015 and improve return on common shareholders’ equity (“ROE”) 1 to 13 per cent by 2015.

Over the past several quarters the Company has been repositioning its business to reduce capital market risk, increase future earnings growth and improve ROE.  Chief Executive Officer Donald Guloien will lead off Investor Day with a presentation on the specific objectives driving this repositioning, and will also review the global and divisional strategies being employed to pursue the Company’s objectives.

Michael Bell, Manulife’s Chief Financial Officer, will then expand upon the Company’s 2010-2015 management objectives to execute the strategic shift in Manulife’s mix of business to increase ROE; leverage the Company’s strong market position and brand to drive profitable growth; and reduce Manulife’s earnings volatility through expanded equity and interest rate hedging programs.   As part of its new macro hedging program, on November 15, 2010 the Company shorted an additional $2.5 billion of equity futures contracts.  If these hedges had been in place as at September 30, 2010, this would have reduced Manulife’s reported net income sensitivity to an immediate 10 percent decline in equity markets by approximately $150 million to a level of $1.15 billion.

For Asia Division, the estimated ROE for the latest four quarters ending September 30, 2010 using Earnings Excluding Market & Investment Results1 and internally allocated common shareholders’ equity of approximately $5.2 billion was 19 per cent.  Management has set a 2015 objective for Asia Division to deliver net income of $1.5 billion and ROE based on net income in excess of 20 per cent, to be fueled in part through significant growth planned for high return insurance and wealth management businesses.  Management also set a 2015 objective for Asia Division top line sales1 growth to represent over 50 per cent of total Company Insurance sales. Asia Division’s 2011 new business plan contemplates a new business internal rate of return (IRR)1 in excess of 20 per cent in aggregate.

For Canadian Division, the estimated ROE for the latest four quarters ending September 30, 2010 using Earnings Excluding Market & Investment Results and internally allocated common shareholders’ equity of approximately $7.8 billion was 13 per cent.  Management has set a 2015 objective for Canadian Division to achieve net income of $1.5 billion and ROE based on net income of 14 per cent.  This is expected to be driven in part by the significant growth planned for high return wealth management businesses, specifically Mutual Funds, Manulife Bank and Group Retirement Solutions and additional expected growth in the Individual Life, Group Benefits, Affinity and Variable Annuity businesses. Canadian Division’s 2011 new business plan contemplates a new business IRR in excess of 14 per cent in aggregate.

1 Non-GAAP measure. See “Performance and Non-GAAP Measures” below.

For the U.S. Division, the estimated ROE for the latest four quarters ending September 30, 2010 using Earnings Excluding Market & Investment Results and internally allocated common shareholders’ equity of approximately $12.2 billion was 8 per cent.  Management has set a 2015 objective for U.S. Division to achieve net income of $1.7 billion and ROE based on net income of 11 per cent.  This is expected to be driven in part by higher earnings in U.S. Life and Long-Term Care.  The Company also expects improved variable annuity earnings from lower deferred acquisition costs amortization. U.S. Division’s 2011 new business plan contemplates a new business IRR in excess of 14 per cent in aggregate.

Finally, the MFC Global Investment Management (MFC GIM) presentation will inform investors that MFC GIM had $123 billion of assets under management (AUM) as at October 31, 2010. With the addition of the value of the Asset Allocation Fund of Funds (excluding internal funds), AUM was $184 billion as at October 31, 2010. It is expected that the Asset Allocation Fund of Funds (excluding internal funds) will be included in MFC GIM’s AUM beginning December 2010, subject to various board approvals.

Key Planning Assumptions and Uncertainties

Manulife’s management objectives do not constitute guidance and are based on certain key planning assumptions, including current accounting and capital standards; no acquisitions or divestitures; equity market returns and interest rates consistent with current best estimate of long-term assumptions; no net impact from any future basis changes, additional expected cost of hedging,2 benefits of potential variable annuity required capital releases (based upon current required capital standards and long-term assumptions for equity market performance); additional favourable investment experience expected with improved economic conditions; and no net issuance of debt or capital. In addition, uncertainties regarding market and investment risks; potential accounting standard changes; potential regulatory and capital regime changes; timing and approach to expanded hedging and other risks3 could cause actual results to differ materially from management objectives.

Interested parties may access the live audio webcast and view the presentation through www.manulife.com, Investor Relations section, under Presentations.  An archived version of the presentation and replay audio will be available at the same location after 6:00 p.m. ET on November 19, 2010 until March 31, 2011.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Earnings Excluding Market and Investment Results; Return on Common Shareholders’ Equity (ROE); Internal Rate of Return (IRR); and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. Earnings excluding market and investment results is based on net income attributed to shareholders, excluding net experience gains or losses as a result of equity, interest rate, credit and other non fixed income returns differing from our best estimate policy liability assumptions. Earnings excluding market and investment results is different from Adjusted Earnings from Operations, as described in the Company’s Quarterly Report to Shareholders for the quarter ended September 30, 2010. The Company believes earnings excluding market and investment results is useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors because it excludes the impact of this volatility. Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available for sale securities and cash flow hedges. At a divisional level, ROE is

2 In its financial model supporting the 2015 management objectives, the Company has modeled for an additional $400 million per annum, after-tax, to cover the expected cost of hedging, though actual results are expected to vary.

3 See Company’s disclosures.

calculated using (i) either earnings excluding market and investment results or net income, as applicable and (ii) internally allocated capital. Internally allocated capital is based upon estimates of each division’s Canadian generally accepted accounting principles required capital adjusted for potential shocks to equity markets and interest rates.  Internal Rate of Return is a performance metric that measures the net present value of all cash flows (both capital deployed and income earned).  Sales are measured according to product type.  (i)   For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.  (ii)  For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases. (iii) For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. (iv) For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Earnings Excluding Market and Investment Results by Division

Asia Division (US$ millions)	4Q09	1Q10	2Q10	3Q10	Latest Four Quarters
Reported Earnings	274	412	(693)	546	539
Market & Investment Results	46	184	(950)	327	(393)
Earnings excluding market and investment results	228	228	257	219	932

Canadian Division (C$ millions)	4Q09	1Q10	2Q10	3Q10	Latest Four Quarters
Reported Earnings	384	301	(344)	358	699
Market & Investment Results	53	84	(583)	100	(346)
Earnings excluding market and investment results	331	217	239	258	1,045

U.S. Division (US$ millions)	4Q09	1Q10	2Q10	3Q10	Latest Four Quarters
Reported Earnings	524	462	(1,191)	527	322
Market & Investment Results	339	266	(1,387)	212	(570)
Earnings excluding market and investment results	185	196	196	315	892

Reinsurance Division (US$ millions)	4Q09	1Q10	2Q10	3Q10	Latest Four Quarters
Reported Earnings	87	51	4	35	177
Market & Investment Results	3	4	(53)	8	(38)
Earnings excluding market and investment results	84	47	57	27	215

Corporate Division & Other (C$ millions)	4Q09	1Q10	2Q10	3Q10	Latest Four Quarters
Reported Earnings	(453)	(123)	(104)	(2,454)	(3,134)
Market & Investment Results	(16)	(10)	(8)	593	559
Actuarial Basis Changes	(147)	-	13	(2,031)	(2,165)
Goodwill Writedown	-	-	-	(1,039)	(1,039)
Earnings excluding market and investment results, actuarial basis changes and goodwill writedown	(290)	(113)	(109)	23	(489)

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release include, but are not limited to, statements with respect to our 2010 – 2015 management objectives, our 2015 management objectives for net income and ROE and management objectives with respect to hedging interest rate and equity market risks. The forward-looking statements in this press release also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “likely”, “expect”, “estimate”, “believe”, “plan”, “objective”, (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2015 management objectives for net income and ROE, the assumptions described under “Key Planning Assumptions and Uncertainties” in this press release and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in this press release; general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term care morbidity;  the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; the ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability  to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Factors” in our most recent Annual Information

Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $474 billion (US$460 billion) as at September 30, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton 416-852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony Ostler 416-926-5471 anthony_ostler@manulife.com